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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  FORM 12B-25

                                                  Commission File Number 0-5751

                          NOTIFICATION OF LATE FILING

     (Check One): /X/ Form 10-K / / Form 11-K / / Form 20-F / / Form 10-Q / / Form N-SAR

For Period Ended:  May 31, 1995
                  --------------------------------------------------------------
/  / Transition Report on Form 10-K         /  / Transition Report on Form 10-Q
/  / Transition Report on Form 20-F         /  / Transition Report on Form N-SAR
/  / Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________
________________________________________________________________________________

                        PART I.  REGISTRANT INFORMATION

Full name of registrant  COMPREHENSIVE CARE CORPORATION
                        --------------------------------------------------------

Former name if applicable
________________________________________________________________________________

Address of principal executive office (Street and number)

4350 Von Karman Ave., Suite 280
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City, State and Zip Code  Newport Beach, California 92660
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                       PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

/ / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        "The Company's Form 10-K and financial statements for the fiscal year ended May 31, 1995 are not complete, and, in addition, the Company is currently in default on the payment of interest on its 7 1/2% Convertible Subordinated Debentures. The Company has entered into direct negotiations with the recognized committee regarding its commitment under the debentures and to cure its default and restructure the debentures. The outcome of these negotiations may significantly affect the Company's liquidity and its discussion of liquidity in the Form 10-K. The Company anticipates being in a position to complete and file Form 10-K by September 13, 1995."

                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          KERRI RUPPERT                          (714)  798-0460
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          (Name)                          (Area code)    (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             /X/ Yes  / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             / / Yes  /X/ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        "The operations of the Company resulted in a loss of $11,534,000 or $5.11 per share during its fiscal year ended May 31, 1995 as compared to a loss of $7,852,000 or $3.57 per share for the prior year."

                        COMPREHENSIVE CARE CORPORATION
- --------------------------------------------------------------------------------
                  (Name of Registrant as Specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  August 29, 1995                  By: /s/ KERRI RUPPERT
     -----------------------------         -------------------------------------
                                           Kerri Ruppert
                                           Chief Accounting Officer
                                           (Principal Accounting Officer)


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